MERCULITE DISTRIBUTING, INC.

19081 N. Shelby Dr.
Maricopa, AZ 85138
(602) 751-9638
www. merculitedistributing.com
August 22, 2013
Jay Ingram
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

RE:	Merculite Distributing, Inc.
Registration Statement on Form S-1 (Filed on 04/06/12)
File No. 333-180606

Dear Mr. Ingram:

Merculite Distributing, Inc., hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 3:00 P.M. EST on Monday, August 26, 2013.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, the management of Merculite Distributing, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also understand that Merculite Distributing may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (619) 704-1325.

Thank you for your assistance.

Sincerely,

/s/ Steven Subick
Steven Subick, President and CEO